Exhibit 1
Transactions by the Reporting Persons within the last sixty days:

	Trade			Total
Name	Date	Quantity	Price	Amount
EMPIRE CAPITAL PARTNERS, L.TD.	9/8/2008	-2094501	2.7	5655152.7
CHARTER OAK MASTER FUND LP	9/8/2008	-14747	2.7	39816.9
EMPIRE CAPITAL PARTNERS, L.P.	9/8/2008	-1948938	2.7	5262132.6
CHARTER OAK PARTNERS 2	9/8/2008	-58008	2.7	156621.6
CHARTER OAK PARTNERS	9/8/2008	-352830	2.7	952641